FOR IMMEDIATE RELEASE

Contact: Dan Goldstein, Chairman, Formula Systems (1985) Ltd.

011-972-9-959-8800

Dennis S. Dobson Inc. for Formula Systems (1985) Ltd. 203-255-7902

FORMULA SYSTEMS (1985) LTD. COMPLETES SALE OF NEW APPLICOM, SINTEC AND SIVAN TO MATRIX; CONSOLIDATION CREATES LARGEST ISRAELI IT SOLUTIONS PROVIDER

Herzliya, Israel, November 14 , 2002-Formula Systems (1985) Ltd., (Nasdaq:FORTY), a leading provider of information technology products, solutions and services, today announced it had completed its transactions with Matrix IT Ltd., a leading IT integrator and IT solutions and services provider, and a 71.2 % owned subsidiary of Formula. The transactions were completed pursuant to the previously reported agreement entered into between Formula and Matrix IT in early October 2002. Under the terms of the agreement, Formula sold all of the ordinary shares it owned in its subsidiaries, New Applicom Ltd., Sintec Advanced Technologies Ltd. and Sivan Training and Systems Ltd. to Matrix for an aggregate purchase price of approximately NIS 141 million or approximately $29 million. The ordinary shares sold by Formula under this agreement also included the ordinary shares of New Applicom, Sintec and Sivan Formula purchased pursuant to the tender offers it commenced in early October 2002.

Matrix announced today it had commenced an exchange offer for all shares of New Applicom and Sivan not sold to it by Formula.

Formula Systems (1985) Ltd.  (NASDAQ: FORTY):

Formula Systems (1985) Ltd., is a global information technology company principally engaged, through its subsidiaries and affiliates, in providing software consulting services, developing proprietary software products and providing computer-based business solutions.

Safe Harbor Statement under the Private Securities Litigation Reform Act of 1995:

Statements in this press release concerning the long-term plans for the companies and the future potential benefits for existing investors constitute forward-looking statements. Such statements involve various risks that may cause actual results to differ materially. These risks and uncertainties include, but are not limited to: the risks associated with integrating the acquired businesses, market demand for the companies' products, dependence on strategic partners, integration of new business, successful implementation of the companies' products, economic and competitive factors, international market conditions, management of growth, technological developments, the ability to finance operations and other factors which are detailed in the companies' Securities and Exchange Commission filings including its most recent Form 20-F. Formula does not undertake any obligation to publicly release any revision to any forward looking statement.